

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2012

<u>Via E-mail</u>
Lisa L. Griffith
Chief Financial Officer
Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, PA 15237

    Re: **Fidelity Bancorp, Inc.**
                Form 10-K for the Fiscal Year Ended September 30, 2011
                Filed December 21, 2011
                File No. 000-22288

Dear Ms. Griffith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 8. Financial Statements and Supplementary Data

Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Securities, pages 71

1. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each individual and pooled trust preferred security, please tell us and expand future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

2. With a view toward expanded disclosure in future filings, tell us what you mean by your statement appearing on page 76 that for debt securities, "The extent of the company's analysis regarding credit quality and the stress on assumptions used in the analysis had been refined for securities where the current fair value or other characteristics of the security warrant."

3. We note that your equity securities in financial institutions, have been in a continuous unrealized loss position for more than 12 months at 9/30/10 and 9/30/11 and you state that you consider the factors described on page 76 and the company's intent and ability to hold the equity security for a period of time sufficient for recovery to amortized cost. When evaluating whether a decline is other-than-temporary your assessment should begin with the investment's contemporaneous market price because that price reflects the market's most recent evaluation of the total mix of available information. Objective evidence is required to support a realizable value in excess of a contemporaneous market price. This information may include the company's financial performance, the near term prospects of the company, the financial condition and prospects of the company's region and industry and the company's investment intent and ability to hold an investment for a reasonable period of time sufficient for a forecasted recovery. The longer and the more severe the decline in fair value of the security, the more persuasive the evidence that is needed to support the premise that it is not OTTI. While there are no bright lines, it is difficult to conclude that an impairment of an equity security is not OTTI when the security has been impaired for an extended period of time, the amount of the impairment is significant, and, importantly, there is insufficient objective information to indicate the prospects for recovery in the near-term are likely. For example, reliance on a 24-month recovery period may be overly speculative as it relies principally on an entity's ability to predict the future direction of market prices for an equity security over an extended period of time. For an equity security, if the near-term prospects for recovery are unlikely, persuasive, but not conclusive, evidence exists that the impairment is generally considered OTTI. Unless objective evidence exists to support a realizable value

Lisa L. Griffith
Fidelity Bancorp, Inc.
February 2, 2012
Page 3

equal to or greater than the carrying value a write-down to fair value accounted as a realized loss through earnings should be recorded. Please provide us with the following:

- your definition of a period of time sufficient for recovery to amortized cost, and note that market price recoveries that cannot reasonably be expected to occur within an acceptable forecast period of time should not be included in the assessment of recoverability;

- your OTTI analysis of these securities at September 30, 2010 and September 30, 2011 that identifies the primary objective evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment; and

- your consideration and application of ASC 320-10-S99, 320-10-35-32A and 35-33.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief